Pebble Limited Partnership Introduces Pebble Project Considerations Focused on a
Reduced Mine-Site Footprint and Enhanced Environmental Safeguards

PLP CEO Presents at Resource Development Council for Alaska

October 5, 2017 Vancouver– Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") announced that Tom Collier, President & CEO of the Pebble Limited Partnership (“Pebble Partnership”), attended today’s Breakfast Forum at the Resource Development Council for Alaska in Anchorage to deliver a presentation outlining current development considerations for the Pebble Project that will reduce the project’s footprint and significantly enhance environmental safeguards.

Northern Dynasty has posted the presentation on the homepage and Project Overview sections of its new website at www.northerndynasty.com. The presentation will be recorded and made available for replay by event organizers by the end of the day at www.akrdc.org.

The presentation includes information that represents some of the current development scenarios being investigated for the Pebble Project. The Pebble Partnership continues to consider various development options and, as such, all current development scenarios may be revised to include adjustments and improvements as the Pebble Project advances.

Highlights of the presentation include:

Development Highlights

  Under the development scenario currently being considered, the footprint of Pebble Project’s major mine facilities (pit, tailings storage facility) would be reduced to approximately 5.4 square miles.

  Primary mine operations in the Upper Talarik watershed region would be eliminated, minimizing the project’s environmental footprint and addressing stakeholder concerns relating to the local salmon population.

  Enhanced Tailing Storage Facilities (TSF) would be constructed with enhanced buttresses and slope and a greater safety factor. Potentially acid generating tailings would be separated from other tailings and be stored in a lined TSF. All tailings storage would be consolidated to the North Fork Koktuli area.

  Pebble would no longer require the use of waste rock piles, significantly reducing risk associated with acid rock drainage and potential related environmental impacts.

  Pebble would not use cyanide in the recovery process. Cyanide is safely used in Alaska and around the world to increase gold recovery. However, in order to respond to stakeholder concerns, Pebble would elect not to utilize the material for this particular project.

  The development would include the creation of a new ferry route across Iliamna Lake. The route would minimize the total road area, stream crossings, bridges, and culverts for the Pebble Mine and ultimately minimize the project’s impact on local wetlands.

  The mine would be designed to withstand the greatest possible seismicity predicted by science.

Community Benefits

  Estimated annual revenue to the Lake & Peninsula Borough would be $19-21 million per year. Estimated annual state revenue would be $49-66 million per year and estimated total job creation for Alaskans would be 1,500-2,000.

  The project would include a revenue sharing concept to enhance local and regional financial benefit.

  The project would align with public policy by prioritizing development of low-cost energy for rural Alaska.

  The Pebble Partnership would work with commercial fishermen on ways to help with non- Pebble related challenges associated with price and run variability, and the decline of local participation in the fishery.

  The development of Pebble would include a business mentoring initiative to ensure that Alaska Native village corporations are ready to compete for construction and operations contracts, which could be worth hundreds of millions of dollars annually.

The purpose of the presentation is to facilitate discussions with stakeholders and does not represent an economic analysis, technical mine study, detailed engineering proposal or similar study.

It should not be used as the basis for any investment decision.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership and other wholly-owned subsidiaries, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources. For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Canadian Media Contact:	US Media Contact:
Ian Hamilton	Dan Gagnier
DFH Public Affairs	Gagnier Communications
(416) 206-0118 x.222	(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance or the outcome of litigation.

Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.